EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

May 23, 2017	Trading Symbols: TSX Venture – CLH OTC.BB – CLHRF Berlin and Frankfurt – GV8

Coral Mourns Death of Christopher Sampson

VANCOUVER – Longtime Director and VP of Exploration for Coral Gold Resources Ltd and consulting geologist for Avino Silver & Gold Mines Ltd. Chris J. Sampson, P.Eng, who was instrumental in the exploration, development and pending sale of the Robertson Property, died peacefully at his home on Friday, May 12. He was 72 years old.

Graduating with honours from London’s Imperial College - Royal School of Mines in 1966, Mr. Sampson would go on to lead an illustrious career in exploration geology that spanned six decades and took him to all corners of the globe, both as a consultant and for major mining companies. Mr. Sampson came to Canada in 1969 working for Rio Tinto in Quebec, then in Newfoundland and Labrador. Before going into consulting in 1981, Chris also worked for Rio Algom and Brinex. Chris began working with Coral in the 1990s.

Chris will be dearly missed by his friends, family, colleagues and all those he mentored and took under his wing over the years. He will be remembered fondly for his kind heart, humility, excellent work and dedication, his wry sense of humor and contagious laugh as well as his love for travel, fine wines, storytelling and the Queen’s English.

A celebration of Mr. Sampson’s life will be held beginning 1:00 through 4:00 p.m on Friday, May 26, 2017, at the offices of Oniva International, suite 900, 570 Granville Street in Vancouver.

About Coral

Coral Gold Resources has a portfolio of strategically-located claim blocks along the Cortez gold trend in north-central Nevada, including the flagship Robertson Property proposed for sale to Barrick Cortez Inc.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

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